TARGETED MEDICAL PHARMA, INC.

2980 BEVERLY GLEN CIRCLE, SUITE 301
LOS ANGELES, CA 90077

April 12, 2013

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission Division of Corporation Finance

100 F Street

Washington, DC 20549

Re:	Targeted Medical Pharma, Inc.
Registration Statement on Form S-1 Filed February 13, 2013
File No. 333-186667

Dear Mr. Riedler:

Targeted Medical Pharma Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 4, 2013 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on February 13, 2013. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes to the Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X, and provide an updated consent from your independent registered public accounting firm. Please update your disclosure throughout the prospectus to conform, as necessary, to your updated financial information.

The Registration Statement has been amended in accordance with the Staff’s comments.

Management’s Discussion and Analysis, page 35 Liquidity and Capital Resources, page 46

2.	With a view to clarifying disclosure in Management’s Discussion and Analysis, please provide the approximate magnitude of your expenses associated with pursuing settlement of workers’ compensation claims.

Total expenses of Complete Claims Processing , Inc. (“CCPI”) for the 12 months ended December 31, 2012 were $1,864,517. Of this total approximately $1,368,000 was incurred in connection with worker’s compensation claims documentation, billing and collection activities, 80% for wages and benefits, 20% for outsourced collection expenses and shared overhead expenses.

The Registration Statement has been amended (page 37 and 39) in accordance with the Staff’s comment.

Critical Accounting Policies, page 47

Allowance for Doubtful Accounts, page 48

3.	We note the disclosure on page 48 regarding the range of collection time for workers compensation claims, from 45 days to in excess of five years. To the extent material, please revise to provide disclosure addressing the approximate amount of time required for the substantial majority of the claims.

Approximately 25% of workers’ compensation claims are settled within one year of claim billed date and approximately 50% cumulatively are settled within four years of claim billed date. The majority of claims outstanding over four years are still active. Due to the relatively short operating history of the Company in regard to the collection of workers’ compensation claims, we cannot predict how long it will take to collect claims outstanding in excess of four years. Furthermore, due to the uncertainty as to the timing and the amount of claims settlement and collections we do not recognize revenue until cash is received. For Workers’ Compensation and Hybrid Model customers cash received and revenue recognized in any given year is comprised of collections on claims from that year and all prior years. Approximately two-thirds of cash collected and revenue recognized in a given year for Workers’ Compensation and Hybrid Model customers is from claims filed in that year.

The Registration Statement has been amended (pages 5, 40, 50 and 64) in accordance with the Staff’s comment.

Executive Compensation, page 91

4.	Please update your registration statement to provide the information required by Item 402 of Regulation S-K for the fiscal year ended on December 31, 2012. We refer you to Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations.

The Registration Statement has been amended (page 78) in accordance with the Staff’s comment to include compensation for the fiscal year ended on December 31, 2012.

Certain Relationships and Related Party Transactions, page 104

5.	For each debt transaction, please revise to provide the disclosure required by Item 404(a)(5) of Regulation S-K.

The Registration Statement has been amended (page 91) in accordance with the Staff’s comment to include the additional disclosure as required.

Exhibit 5.1

6.	Please confirm our understanding that your legality opinion will be re-filed when dated. Furthermore, we note that your opinion states the shares “will be” validly issued, fully paid and non-assessable, rather than “are,” as required by Section II.B.2.h. of Staff Legal Bulletin 19 (October 14, 2011). Please provide a revised legal opinion that includes an appropriate representation about the legal status of the shares.

We hereby confirm that the legality opinion will be re-filed when dated. In addition, we have provided a revised legal opinion with an appropriate representation about the legal status of the shares.

In connection with our response on behalf of the Company to the Staff’s comments, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Sarah Williams, Esq. at (212) 370-1300.

Very truly yours,

TARGETED MEDICAL PHARMA INC.

By: /s/ William E. Shell, MD

William E. Shell, MD

Chairman, Chief Executive Officer and

Chief Science Officer